Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2009

Commission File Number: 001-33429

Acorn International, Inc.

18/F, 20th Building, 487 Tianlin Road

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-N/A

Acorn International, Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated December 21, 2009	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

	By:	/s/ Gordon Xiaogang Wang
	Name:	Gordon Xiaogang Wang
	Title:	Vice president, chief financial officer

Date: December 21, 2009

Exhibit 99.1

Contact:

Acorn International, Inc.	CCG Investor Relations

Ms. Chen Fu, IR Director	Mr. Crocker Coulson, President

Phone: +86-21-51518888 Ext. 2228	Phone: +1-646-213-1915 (New York)

Email: fuchen@chinadrtv.com	Email: crocker.coulson@ccgir.com

www.chinadrtv.com	www.ccgirasia.com

Acorn International Declares a Special Dividend to Shareholders

$0.33 per Ordinary Share and $0.99 per ADS

SHANGHAI, China, December 21, 2009 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a leading integrated multi-platform marketing company in China engaged in developing, promoting and selling consumer products and services through its extensive distribution network, today announced that on December 18, 2009, the Company’s board of directors approved and declared a one-time cash dividend of $0.33 per ordinary share on its outstanding shares to shareholders of record as of the close of trading on December 31, 2009.

Holders of American Depositary Shares (“ADS”), each representing three ordinary shares of Acorn, are accordingly entitled to the one-time cash dividend of $0.99 per ADS. Citibank, depositary for Acorn’s ADR program, expects to pay out dividends to ADS holders on January 20, 2010.

“We want to thank all of our shareholders for their continuous support and show our commitment to maximizing shareholder value by offering this special dividend. In consideration of the gain from our investment in Yimeng, stability of our operational performance and a strong cash balance, we will return a total of approximately $29.3 million in special dividends to our shareholders,” said Mr. James Hu, Chairman and Chief Executive Officer of Acorn. “Acorn continues to maintain a healthy cash balance and is on track to achieve growth across its major product lines.”

As of September 30, 2009, the Company had $150.4 million in cash and cash equivalents.

About Acorn International, Inc.

Acorn is a leading integrated multi-platform marketing company in China, operating one of China’s largest TV direct sales businesses in terms of revenues and TV air time and a nationwide off-TV distribution network. Acorn’s TV direct sales platform consists of airtime purchased from both national and local channels. In addition to marketing and selling through its TV direct sales programs and its off-TV nationwide distribution network, Acorn also offers consumer products and services through catalogs, third-party bank channels, outbound telemarketing center and an e-commerce website. Leveraging its integrated multiple sales and marketing platforms, Acorn has built a proven track record of developing and selling proprietary-branded consumer products, as well as products and services from established third parties. For more information, please visit http://www.chinadrtv.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains certain “forward-looking statements” within the meaning of federal securities laws. All statements, other than statements of historical facts, included herein are “forward-looking statements” including, among other things, Acorn’s projected cash balance and its growth prospects across its product lines. The expectations reflected in these forward-looking statements involve significant assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, in addition to those results discussed in the Company’s periodic reports that are filed with and available from the Securities and Exchange Commission. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

# # #